UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2018

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 2nd, 2018, P.V. Nano Cell Ltd. (the “Issuer”) issued a press release announcing the signature of a supply agreement with Merck. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description
99.1	PV Nano Cell and Merck Sign a Supply Agreement for Sicrys

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 2, 2018	P.V. Nano Cell Ltd.

	By:	/s/ Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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